
Mail Stop 3030

April 30, 2009

Via Facsimile and U.S. Mail

Mr. Robert F. Friel
Chief Executive Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, MA   02451

> **Re: PerkinElmer, Inc.**
> **Form 10-K for fiscal year ended December 28, 2008**
> **Letter Dated April 16, 2009**
> **File No. 1-5075**

Dear Mr. Friel:

We have reviewed your letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please expand your response to prior comment 15 to tell us how including missing attachments in future filings addresses missing information in your most recent Form 10-K. Include in your response a complete list of missing attachments from your exhibits and the substance of the information in those attachments.

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at (202) 551-3602 or me at (202) 551-3617 if you have questions on other comments.

Sincerely,

Russell Mancuso
Branch Chief